Filed pursuant to Rule 424(b)(3)
SEC File No. 333-111153

Prospectus Supplement No. 1
to Prospectus dated June 11, 2007

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431,362 SHARES OF COMMON STOCK
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This Prospectus Supplement supplements the prospectus, dated June 11, 2007, relating to an aggregate of 431,362 shares of common stock, $0.01 par value per share, of T Bancshares, Inc. f/k/a First Metroplex Capital, Inc. (the “Company”) that may be issued upon the exercise of outstanding warrants issued by the Company. Of the 431,362 warrants issued, the Company issued 334,612 warrants to the initial shareholders of the Company, which entitle the holders thereof, upon exercise, to purchase one share of the Company’s common stock at a price of $12.50 per share. The balance of 96,750 warrants were issued to the organizers of the Company, which entitle the holders thereof, upon exercise, to purchase one share of the Company’s common stock at a price of $10.00 per share.

The Company’s common stock is quoted on the OTC Bulletin Board under the trading symbol TBNC.OB. On October 11, 2007, the last reported sale price of the Company’s common stock was $12.50  per share.

EXTENSION OF TERM OF THE INITIAL SHAREHOLDER WARRANTS

On October 11, 2007, the Board of Directors of the Company extended the expiration date of the initial shareholder warrants to May 2, 2009. Accordingly, unless otherwise extended or modified by the Company, the initial shareholder warrants will expire and have no further value at 2:00 p.m., Dallas, Texas time on the earlier of (i) May 2, 2009, or (ii) the occurrence of certain regulatory action, as specified in Section 3(b) of the warrant agreement. All other terms regarding the initial shareholder warrants, including the exercise price, remain the same. The organizer warrants have not been amended or changed, and their exercise period, exercise price and other terms remain the same.
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This Prospectus Supplement is incorporated by reference into the prospectus, dated June 11, 2007. This Prospectus Supplement is not complete without, and may not be used except in connection with the prospectus, including any amendments or supplements to the prospectus. All provisions not specifically amended or superseded by this Prospectus Supplement remain in full force and effect.
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An investment in the Company’s common stock involves risk. See the discussion entitled “Risk Factors” beginning on page 6 of the prospectus dated June 11, 2007 for a discussion of information that should be considered in connection with an investment in the Company’s common stock.
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The Company’s common stock is not a deposit account and is not insured by the Federal Deposit Insurance Corporation or any other government agency. The Company’s common stock is subject to investment risk, including possible loss of principal.
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The common stock referenced in this Prospectus Supplement has not been approved or disapproved, and the completeness and accuracy of the disclosures in this Prospectus Supplement have not been passed upon by, the Securities and Exchange Commission, any state securities commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation or any other regulatory body. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 11, 2007